SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13E-3

Amendment No. 2

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934

ENCORE MEDICAL CORPORATION
(Name of the Issuer)

ENCORE MEDICAL CORPORATION
GRAND SLAM ACQUISITION CORP.
KENNETH W. DAVIDSON
HARRY L. ZIMMERMAN
WILLIAM W. BURKE
PAUL D. CHAPMAN
JACK F. CAHILL
SCOTT A. KLOSTERMAN
BRIAN ENNIS
(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29256E 10 9
(CUSIP Number of Class of Securities)

Encore Medical Corporation 9800 Metric Blvd. Austin, Texas 78758 Attn: Harry L. Zimmerman, Esq. (512) 832-9500	Grand Slam Acquisition Corp. c/o The Blackstone Group 345 Park Avenue, 31st Floor New York, New York 10154 Attn: Chinh E. Chu (212) 583-5000
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Fulbright & Jaworski L.L.P. 600 Congress Ave., Suite 2400 Austin, Texas 78701-2978 Attn: Darrell R. Windham, Esq. (512) 536-5263	Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Attn: William R. Dougherty, Esq. (212) 455-2000

This statement is filed in connection with (check the appropriate box):

a.              ☒    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.              ☐    The filing of a registration statement under the Securities Act of 1933.

c.               ☐    A tender offer.

d.              ☐    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:     ☐

Calculation of Filing Fee
Transaction valuation*	$480,509,839	Amount of filing fee	$51,415

*                 Set forth the amount on which the filing fee is calculated and state how it was determined.

*                 Calculated solely for the purpose of determining the filing fee.  The transaction value was determined by adding (x) the product of (i) 71,395,414, the number of common shares of Encore Medical Corporation that are proposed to be acquired and (ii) the consideration of $6.55 in cash, plus (y) $6.55 minus the weighted average exercise price of $4.33 per share, the amount expected to be paid to holders of options to purchase 5,797,242 common shares of Encore Medical Corporation, which are to be cancelled ((x) and (y) together the “Transaction Value”).  The amount of the filing fee, was calculated by multiplying the Transaction Value by 0.000107 in accordance with Exchange Act Rule 0-11(c)(1).

☒          Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$51,415	Filing Party:	Encore Medical Corporation
Form or Registration No.:	Schedule 14A	Date Filed:	August 15, 2006

Introduction

This Rule 13e-3 Transaction Statement together with the exhibits hereto (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) Encore Medical Corporation, a Delaware corporation (the “Company”), Grand Slam Acquisition Corp., a Delaware corporation (“Merger Sub”), and Kenneth W. Davidson, Harry L. Zimmerman, William W. Burke, Paul D. Chapman, Jack F. Cahill, Scott A. Klosterman and Brian Ennis (collectively, the “Management Participants”). The Company, Merger Sub, and the Management Participants, collectively, are referred to in this Transaction Statement as the “Filing Persons”.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of June 30, 2006, (the “Merger Agreement”) by and among the Company, Grand Slam Holdings, LLC, a Delaware limited liability company (“Parent”), and Merger Sub.  If the Merger Agreement is adopted by the Company stockholders and the other conditions to the closing of the Merger (as defined below) are satisfied, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation.  As a result of the Merger, the Company, the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, will become a wholly-owned subsidiary of Parent.  In the Merger, each issued and outstanding share of the Company’s common stock, par value $0.001 per share, will be converted into the right to receive $6.55 in cash. As an incentive for certain members of the Company’s senior management to remain with the Company after the effective time of the Merger for some period of time, certain options to purchase shares of the Company’s common stock owned by the such members of senior management will remain outstanding and will continue as options to purchase a percentage of shares of the common stock of the surviving corporation.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a revised proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors is soliciting proxies from stockholders of the Company in connection with the Merger.  The Proxy Statement is attached hereto as Exhibit (a)(1).  A copy of the Merger Agreement is attached to the Proxy Statement as Appendix A and is incorporated herein by reference.  As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement.  The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.  Capitalized terms used but not defined herein have the meanings assigned to them in the Proxy Statement.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person.

Item 1.  Summary Term Sheet

The information set forth in the sections of the Proxy Statement entitled “Questions and Answers About the Merger and the Special Meeting” and “Summary Term Sheet” is incorporated herein by reference.

Item 2.  Subject Company Information

(a)           Name and Address.  The Company’s name and the address and telephone number of its principal executive offices are as follows:

Encore Medical Corporation
9800 Metric Blvd.
Austin, Texas 78758
(512) 832-9500

(b)           Securities.  The information set forth in the sections of the Proxy Statement entitled “Questions and Answers About the Merger and the Special Meeting” and “The Special Meeting — Record Date, Quorum and Voting Power” is incorporated herein by reference.

(c)           Trading Market and Price.  The information set forth in the section of the Proxy Statement entitled “Market Price of the Company’s Common Stock” is incorporated herein by reference.

(d)           Dividends.  The information set forth in the section of the Proxy Statement entitled “Market Price of the Company’s Common Stock” is incorporated herein by reference.

(e)           Prior Public Offerings.  The information set forth in the section of the Proxy Statement entitled “Information Regarding Encore Common Stock Transactions — Prior Public Offerings” is incorporated herein by reference.

(f)            Prior Stock Purchases.  The information set forth in the section of the Proxy Statement entitled “Information Regarding Encore Common Stock Transactions — Purchases by Merger Sub and Senior Management” is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person

(a)           Name and address.  The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “The Parties to the Merger” and “Information Regarding the Transaction Participants” is incorporated herein by reference.  The Company is the subject company.  Alastair J. T. Clemow, Kenneth W. Davidson, Joel S. Kanter, Karen R. Osar, Richard O. Martin, Ph.D., Zubeen Shroff and Bruce F. Wesson are members of the board of directors of the Company.  The Management Participants are the executive officers of the Company.  The principal address of each such person is c/o Encore Medical Corporation, 9800 Metric Blvd., Austin, Texas 78758.  The applicable telephone number is (512) 832-9500.  Merger Sub is a Delaware corporation that was formed solely for the purpose of acquiring the Company.  Chinh E. Chu and Julia Kahr are the directors of Merger Sub, and President and Vice President of Merger Sub respectively.  The address of each of Merger Sub, Chinh E. Chu and Julia Kahr is c/o The Blackstone Group, 345 Park Avenue, 31st Floor, New York, New York 10154 and the applicable telephone number for each is (212) 583-5000.

(b)           Business and background of entities.  The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “The Parties to the Merger”  and “Information Regarding the Transaction Participants” is incorporated herein by reference.

(c)           Business and background of natural persons.  The information set forth in the section of the Proxy Statement entitled “Information Regarding the Transaction Participants” is incorporated herein by reference.

Item 4.  Terms of the Transaction

(a)           Material terms.

(1)           Not applicable.

(2)(i)        The information set forth in the sections of the Proxy Statement entitled “Questions and Answers About the Merger and the Special Meeting” and “Summary Term Sheet” is incorporated herein by reference.

(2)(ii)       The information set forth in the sections of the Proxy Statement entitled “Questions and Answers About the Merger and the Special Meeting”, “Summary Term Sheet”, “Special Factors — Certain

Effects of the Merger”, and “The Merger Agreement — Conversion of Common Stock” is incorporated herein by reference.

(2)(iii)      The information set forth in the sections of the Proxy Statement entitled “Special Factors — Background of the Merger”, “Special Factors — Position of Encore as to Fairness”, “Special Factors — Position of the Executive Officers as to Fairness”, “Special Factors — Reasons for the Special Committee’s Determination”, “Special Factors — Reasons for the Board of Directors’ Determination”, and “Special Factors  — Interests of Encore’s Directors and Executive Officers in the Merger” is incorporated herein by reference.

(2)(iv)     The information set forth in the sections of the Proxy Statement entitled “Questions and Answers About the Merger and the Special Meeting”, “Summary Term Sheet” and “The Special Meeting — Required Vote; Abstentions; Broker Non-Votes” is incorporated herein by reference.

(2)(v)      The information set forth in the sections of the Proxy Statement entitled “Questions and Answers About the Merger and the Special Meeting”, “Summary Term Sheet”, “Special Factors — Certain Effects of the Merger” and “Special Factors — Interests of Encore’s Directors and Executive Officers in the Merger” is incorporated herein by reference.

(2)(vi)     The information set forth in the section of the Proxy Statement entitled “Special Factors — Accounting Treatment” is incorporated herein by reference.

(2)(vii)    The information set forth in the section of the Proxy Statement entitled “Special Factors — Material Federal Income Tax Consequences” is incorporated herein by reference.

(c)           Different terms.  The information set forth in the sections of the Proxy Statement entitled “Questions and Answers About the Merger and the Special Meeting”, “Summary Term Sheet”, “Special Factors — Certain Effects of the Merger” and “Special Factors — Interests of Encore’s Directors and Executive Officers in the Merger” is incorporated herein by reference.

(d)           Appraisal rights.  The information set forth in the sections of the Proxy Statement entitled “Appraisal Rights” and “Section 262 of the General Corporation Law of the State of Delaware”, incorporated as Annex D thereto, is incorporated herein by reference.

(e)           Provisions for unaffiliated security holders.  The Filing Persons have made no provisions in connection with the Merger to grant unaffiliated security holders access to the respective corporate files of any of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f)            Eligibility for listing or trading.  Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

(a)(1)-(2)   Transactions.  The information set forth in the sections of the Proxy Statement entitled “Special Factors — Background of the Merger”, “Special Factors — Interests of Encore’s Directors and Executive Officers in the Merger” and “Voting Agreements” is incorporated herein by reference.

(b)-(c)     Significant corporate events; Negotiations or contacts.  The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors — Background of the Merger”, “Special Factors — Reasons for the Special Committee’s Determination”, “Special Factors — Reasons for the Board of Directors’ Determination”, “Special Factors — Interests of Encore’s Directors and Executive Officers in the Merger” and “Voting Agreements” is incorporated herein by reference.

(e)           Agreements involving the subject company’s securities.  The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors — Background of the Merger”, “Special Factors — Reasons for the Special Committee’s Determination”, “Special Factors — Reasons for the Board of Directors’ Determination”, “Special Factors — Interests of Encore’s Directors and Executive Officers in the Merger”, “Voting Agreements” and “Special Factors — Financing of the Merger and Related Transactions” is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(b)           Use of securities acquired.  The information set forth in the sections of the Proxy Statement entitled “Special Factors — Certain Effects of the Merger”, “Special Factors — Purpose and Structure of the Merger”, “The Merger Agreement —  Conversion of Common Stock” and “The Merger Agreement — Treatment of Stock Options” is incorporated herein by reference.

(c)(1)-(8)   Plans.  The information set forth in the sections of the Proxy Statement entitled “Questions and Answers About the Merger and the Special Meeting”, “Summary Term Sheet”, “Special Factors — Reasons for the Special Committee’s Determination”, “Special Factors — Reasons for the Board of Directors’ Determination”, “Special Factors — Certain Effects of the Merger”, “Special Factors — Financing of the Merger and Related Transactions”, “Special Factors — Interests of Encore’s Directors and Executive Officers in the Merger”, “The Merger Agreement — Certificate of Incorporation; Bylaws and Directors and Officers of Encore and the Surviving Corporation” and “Debt Tender Offer and Consent Solicitation” is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects

(a)           Purposes.  The information set forth in the sections of the Proxy Statement entitled “Special Factors — Background of the Merger”, “Special Factors — Reasons for the Special Committee’s Determination”, “Special Factors — Reasons for the Board of Directors’ Determination” and “Special Factors — Purpose and Structure of the Merger” is incorporated herein by reference.

(b)           Alternatives.  The information set forth in the sections of the Proxy Statement entitled “Special Factors — Background of the Merger”, “Special Factors — Reasons for the Special Committee’s Determination” and “Special Factors — Reasons for the Board of Directors’ Determination,” “Special Factors — Position of Encore as to Fairness”, “Special Factors — Position of the Executive Officers as to Fairness”, and “Special Factors — Position of Merger Sub as to Fairness” is incorporated herein by reference.

(c)           Reasons.  The information set forth in the sections of the Proxy Statement entitled “Questions and Answers About the Merger and the Special Meeting”, “Summary Term Sheet”, “Special Factors — Background of the Merger”, “Special Factors — Reasons for the Special Committee’s Determination”, “Special Factors — Reasons for the Board of Directors’ Determination”, “Special Factors — Opinion of the Special Committee’s Financial Advisor”, “Special Factors — Position of Encore as to Fairness”, “Special Factors — Position of the Executive Officers as to Fairness”, “Special Factors — Position of Merger Sub as to Fairness” and “Special Factors — Certain Effects of the Merger” is incorporated herein by reference.

(d)           Effects.  The information set forth in the sections of the Proxy Statement entitled “Questions and Answers About the Merger and the Special Meeting”, “Summary Term Sheet”, “Special Factors — Background of the Merger”, “Special Factors — Reasons for the Special Committee’s Determination”, “Special Factors — Reasons for the Board of Directors’ Determination”, “Special Factors — Certain Effects of the Merger”, “Special Factors — Purpose and Structure of the Merger”, “Special Factors — Effects on Encore if the Merger is Not Completed”, “Special Factors — Financing of the Merger and Related Transactions”, “Special Factors — Interests of Encore’s Directors and Executive Officers in the Merger” and “Special Factors — Material Federal Income Tax Consequences” is incorporated herein by reference.

Item 8.  Fairness of the Transaction

(a)-(b)        Fairness; Factors considered in determining fairness.  The information set forth in the sections of the Proxy Statement entitled “Special Factors — Background of the Merger”, “Special Factors — Position of Encore as to Fairness”, “Special Factors — Position of the Executive Officers as to Fairness”, “Special Factors — Reasons for the Special Committee’s Determination”, “Special Factors — Reasons for the Board of Directors’ Determination”, “Special Factors — Interests of Encore’s Directors and Executive Officers in the Merger”, “Special Factors — Opinion of the Special Committee’s Financial Advisor” and “Special Factors — Opinion of the Special Committee’s Financial Advisor” is incorporated herein by reference.  The full text of the written opinion of First Albany Capital Inc., dated June 30, 2006, is also attached to the Proxy Statement as Annex C and is incorporated herein by reference.

(c)           Approval of security holders.  The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required.  The information set forth in the sections of the Proxy Statement entitled “Questions and Answers About the Merger and the Special Meeting”, “Summary Term Sheet”, “The Special Meeting — Record Date, Quorum and Voting Power”, “Special Factors — Reasons for the Special Committee’s Determination” and “Special Factors — Reasons for the Board of Directors’ Determination” is incorporated herein by reference.

(d)           Unaffiliated representative.  The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors — Background of the Merger”, “Special Factors — Reasons for the Special Committee’s Determination”, “Special Factors — Reasons for the Board of Directors’ Determination”, “Special Factors — Opinion of the Special Committee’s Financial Advisor” is incorporated herein by reference.

(e)           Approval of directors.  The information set forth in the sections of the Proxy Statement entitled  “Summary Term Sheet”, “Special Factors — Background of the Merger”, “Special Factors — Reasons for the Special Committee’s Determination”, “Special Factors — Reasons for the Board of Directors’ Determination” and “Special Factors — Opinion of the Special Committee’s Financial Advisor” is incorporated herein by reference.

(f)            Other offers.  The information set forth in the sections of the Proxy Statement entitled “Special Factors — Background of the Merger” and “Special Factors — Reasons for the Board of Directors’ Determination” is incorporated herein by reference.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations

(a)-(c)     Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents.  The information set forth in the sections of the Proxy Statement entitled “Special Factors — Background of the Merger”, “Special Factors — Reasons for the Special Committee’s Determination”, “Special Factors — Reasons for the Board of Directors’ Determination”, “Special Factors — Opinion of the Special Committee’s Financial Advisor”, and “Where You Can Find More Information” is incorporated herein by reference.  The full text of the written opinion of First Albany Capital Inc., dated June 30, 2006, is also attached to the Proxy Statement as Annex C and is incorporated herein by reference.

Item 10.  Source and Amounts of Funds or Other Consideration

(a)-(d)     Source of funds; Conditions; Expenses; Borrowed funds.  The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors — Financing of the Merger and Related Transactions”, and “Special Factors — Fees and Expenses of the Merger” is incorporated herein by reference.

Item 11.  Interest in Securities of the Subject Company

(a)           Securities ownership.  The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors — Interests of Encore’s Directors and Executive Officers in the Merger”, and “Security Ownership of Certain Beneficial Owners and Management of Encore” is incorporated herein by reference.

(b)           Securities transactions.  Other than with regard to the voting agreements attached to the Proxy Statement as Annexes B-1 and B-2, no transaction in the subject securities has taken place in the past 60 days.  The information set forth in the section of the Proxy Statement entitled “Voting Agreements” is incorporated herein by reference.

Item 12.  The Solicitation or Recommendation

(d)           Intent to tender or vote in a going-private transaction.  The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “The Special Meeting — Voting by Directors and Executive Officers”, The Merger — Interests of Encore’s Directors and Executive Officers in the Merger” and “Voting Agreements” is incorporated herein by reference.

(e)           Recommendation of others. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors — Background of the Merger”, “Special Factors — Recommendation of the Special Committee and the Board of Directors”, “Special Factors — Reasons for the Special Committee’s Determination”, “Special Factors — Reasons for the Board of Directors’ Determination” and “Special Factors — Position of the Executive Officers as to Fairness”, is incorporated herein by reference.

Item 13.  Financial Information

(a)           Financial statements.  The information set forth in the sections of the Proxy Statement entitled “Summary Historical and Unaudited Pro Forma Financial Data”, “Ratio of Earnings to Fixed Charges” and “Where You Can Find More Information” is incorporated herein by reference.  The audited financial statements set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 and the unaudited financial statements set forth in the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended April 1 and July 1, 2006 are incorporated herein by reference.

(b)           Pro forma information.  Not applicable.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used

(a)           Solicitations or recommendations.  The information set forth in the sections of the Proxy Statement entitled “Questions and Answers About the Merger and the Special Meeting”, “Summary Term Sheet”, “The Special Meeting — Solicitation of Proxies” is incorporated herein by reference.

(b)           Employees and corporate assets.  The information set forth in the sections of the Proxy Statement entitled “Special Factors — Interests of Encore’s Directors and Executive Officers in the Merger” and “Special Factors — Fees and Expenses of the Merger” is incorporated herein by reference.

Item 15.  Additional Information

(b)           Other material information.  The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.  Exhibits

(a)(1)       Proxy Statement of Encore Medical Corporation, incorporated herein by reference to the Proxy Statement.

(a)(2)       Form of Proxy Card, (incorporated herein by reference to Appendix I of the Proxy Statement).

(a)(3)       Letter to Stockholders, (incorporated herein by reference to the Proxy Statement).

(a)(4)       Notice of Special Meeting of Stockholders, (incorporated herein by reference to the Proxy Statement).

(a)(5)       Press Release dated June 30, 2006 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Encore Medical Corporation on July 3, 2006).*

(a)(6)       Press Release dated August 9, 2006 (incorporated herein by reference to Exhibit I of the Schedule 14A filed by the Encore Medical Corporation on August 9, 2006.)*

(b)(1)      Debt Commitment Letter and Summary of Terms and Conditions 2006 Senior Secured Facilities and Senior Subordinated Bridge Facility, dated June 30, 2006, from Bank of America, N.A., Banc of America Bridge LLC, Banc of America Securities LLC, Credit Suisse Securities (USA) LLC and Credit Suisse, Cayman Islands Branch to Grand Slam Holdings, LLC.*

(c)(1)       Opinion of First Albany Capital Inc., dated June 30, 2006, (incorporated herein by reference to Annex C of the Proxy Statement).*

(c)(2)       Presentation, dated June 29, 2006, prepared by First Albany Capital Inc. for the Special Committee of the Board of Directors of Encore Medical Corporation.*

(d)(1)      Agreement and Plan of Merger, dated June 30, 2006, among Encore Medical Corporation, Grand Slam Holdings, LLC and Grand Slam Acquisition Corp. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)      Voting Agreement, dated June 30, 2006, among Grand Slam Holdings, LLC, Grand Slam Acquisition Corp., Kenneth W. Davidson and Harry L. Zimmerman (incorporated herein by reference to Annex B-1 of the Proxy Statement).

(d)(3)      Voting Agreement, dated June 30, 2006, among Grand Slam Holdings, LLC, Grand Slam Acquisition Corp., Galen Partners III, L.P., Galen Partners International III, L.P. and Galen Employee Fund III, L.P. (incorporated herein by reference to Annex B-2 of the Proxy Statement).

(d)(4)      Guarantee, dated June 30, 2006, by Blackstone Partners V L.P. in favor of Encore Medical Corporation.*

(d)(5)      Power of Attorney for Management Participants.*

 (f)           Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex D of the Proxy Statement).

(g)           None.

*       Previously filed on August 15, 2006.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 29, 2006

ENCORE MEDICAL CORPORATION

By:	/s/ HARRY L. ZIMMERMAN
Name:	Harry L. Zimmerman
Title:	Executive Vice President and General Counsel

GRAND SLAM ACQUISITION CORP.

By:	/s/ JULIA KAHR
Name:	Julia Kahr
Title:	Vice President

*
Kenneth W. Davidson

/s/ HARRY L. ZIMMERMAN
Harry L. Zimmerman

*
William W. Burke

*
Paul D. Chapman

*
Jack F. Cahill

*
Scott A. Klosterman

*
Brian Ennis

*By:	/s/ Harry L. Zimmerman, pursuant to power of attorney
Harry L. Zimmerman
Executive Vice President and General Counsel